FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 01, 2008

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
    Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ___   No _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ___   No _X_

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _N/A_

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

We hereby inform that the board of directors of the Company agreed to the following, on the 30th of January of 2008:

a) to make void the appointment of Mr. Raul Morodo Leôncio to the position of Substitute Director, which had been announced as a "material event" on last December 20, 2007;

b) To call a Stockholders' General Meeting, to be held on April 14, 2008, at noon, at Avenida Providencia 111, in the district of Providencia; and

c) In accordance with the Policy for the Distribution of Dividends, to propose to the meeting the distribution of a definitive dividend in connection with the profits of the fiscal year of 2007, in the amount of $5,050,016,393, equal to $5.270606 per share, which, added to the provisional dividends disbursed in November 2007, in the amount of $ 5,806,114,878, will implement the Policy of distributing 100% of the profits of this year.

Reported to the Chilean Securities and Exchange Commisssion on January 31, 2008

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 01, 2008

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.
Title: Financial Director